Bradford & Bingley

03 DEC 15 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

03045145

Tel. 01274 806106

4 December 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dlw 12/16

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA

03 DEC 15 AM 7:21

28 November 2003

Bradford & Bingley completes on £440m loan portfolio acquisition from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today completed the purchase of a mortgage loan portfolio from GMAC-RFC for a consideration of around £440 million. This is the third purchase resulting from an agreement announced in April 2003 to acquire up to £1.05 billion of loans in three tranches during 2003 from GMAC-RFC. The previous purchases were made in May 2003 and July 2003 for a total consideration of £260 million and £151 million respectively.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's managed assets, which stood at £29.4 billion on 30th June 2003, by around 1.5%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions made. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 52% buy-to-let, 33% self-certified and the rest are standard mortgages. The book has an average loan size of £119,000 and an average loan to value of 74%.

Notes

- Bradford & Bingley previously acquired a £650 million loan portfolio from GMAC-RFC in September 2002. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group announced in April 2003 that it had entered into an agreement with GMAC-RFC to purchase three further mortgage loan portfolios up to a total consideration of £1.05 billion. The first two purchase made under this agreement were for a total consideration of £260 million in May 2003 and £151 million in July 2003.
- Bradford & Bingley only offers loans secured on property. As at 30th June 2003, its loan portfolio stood at £23.1 billion of which 81% was secured on residential property and 19% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 35% of the Group's total residential lending assets.
- As at 30th June 2003 Bradford & Bingley had approximately 39,000 buy-to-let customers, around three quarters of whom had mortgages on only one property. The average loan size for total buy-to-let balances at 30th June 2003 was approximately £104,000 nationally and £151,000 in London. The average loan-to-value of the Group's buy-to-let loans was 71% based on original valuation and 62% based on current values. The average income of a typical buy-to-let customer is £60,000 pa.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.

- The consideration figure includes the assets purchased and a premium payable to GMAC-RFC.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Alison Cooley
020 7067 5628

Media Relations Advisers
Tulchan Communications
Katie Macdonald-Smith
020 7353 4200

Re 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Unclaimed Shares
Released	07:00 4 Dec 2003
Number	8431S

04 December 2003

Bradford & Bingley plc announces its intention to sell unclaimed shares

as part of the demutualisation of Bradford & Bingley Building Society

Bradford & Bingley plc today gives three months' notice of its intention to sell ordinary shares which have remained unclaimed following the flotation of Bradford & Bingley Building Society on 4th December 2000. The notice will appear in the Daily Telegraph, Daily Mail and Financial Times (International) as well as many regional newspapers.

The Group is encouraging former members of Bradford & Bingley Building Society who have not previously claimed their full share entitlement, to contact them. Anyone who has not claimed their shares by March 2004 has a further nine years to come forward and claim the net proceeds of the share sale, plus dividends accumulated to the date of the sale.

Ends

If you would like to discuss the information in this statement, please contact:

Investor Relations

Phillip McLelland

01274 806112

Media Relations

Siobhan Hotten

020 7067 5627

Re 82-5154

03 December 2003

Appointment of Joint Corporate Stockbroker

Bradford & Bingley plc announces the appointment of Citigroup Global Markets as joint corporate stockbrokers to the company.

Citigroup Global Markets will work alongside the company's existing brokers, Hoare Govett.

Contact:

Phillip McLelland, Group Financial Controller 01274 806112

Siobhan Hotten, Head of PR 020 7067 5627